Registration No. 33-9344


               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                       __________________

                 POST-EFFECTIVE AMENDMENT NO. 4
                          TO FORM S-3

    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       __________________
                        PubliCARD, Inc.
     (Exact name of registrant as specified in its charter)

                          Pennsylvania
                        (State or other
                        jurisdiction of
                        incorporation or
                         organization)

                           23-0991870
                       (I.R.S. Employer
                      Identification No.)

                    75 Kings Highway Cutoff
                        Fifth Floor
                Fairfield, Connecticut 06430
                       (203) 368-6800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       JAMES J. WEIS
           President and Chief Executive Officer
                      PubliCARD, Inc.
                  75 Kings Highway Cutoff
                        Fifth Floor
                Fairfield, Connecticut 06430
                       (203) 368-6800
 (Name, address, including zip code, and telephone number,
         including area code, of agent for service)
                     __________________

                         Copies to:
                  Joel I. Greenberg, Esq.
        Kaye, Scholer, Fierman, Hays & Handler, LLP
                      425 Park Avenue
                  New York, New York 10022
                       (212) 836-8000
                     __________________

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  _____
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.    _____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                     __________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


PROSPECTUS

                       PubliCARD, Inc.

     We are offering under this prospectus 1,479,281 shares of our common stock to the holders of our outstanding common stock purchase warrants. We issued these common stock purchase warrants to purchasers in our December 1986 public offering and to the underwriter of that offering. In that offering, we issued to the purchasers units, each consisting of $1,000 principal amount of 13% subordinated notes due December 15, 1996 and 120 warrants.


     Each warrant currently entitles the holder to purchase 1.037 shares of our common stock at an exercise price of $2.17 per share. The number of shares purchasable under the warrants and the exercise price are subject to adjustment and modification, as described in "Description of Warrants."


     We will receive proceeds upon the exercise of warrants, but we will not receive any proceeds from the sale or resale of the common stock issuable to the warrant holders upon exercise of the warrants.


     Our common stock is quoted on The Nasdaq National Market under the symbol "CARD." On August 30, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $6.25 per share. There is no active market for the warrants.

     Our principal executive offices are located at 75 Kings Highway Cutoff, Fifth Floor, Fairfield, Connecticut 06430. Our telephone number is (203) 368-6800.



     See "Risk Factors" beginning on page 4 to read about certain risks that you should consider before buying shares of our common stock.


     Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



  The date of this prospectus is __________________, 1999















                          TABLE OF CONTENTS

                                                             Page Number

Where You Can Find More Information. . . . . . . . . . . . . . . . 2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . .16
Description of Warrants. . . . . . . . . . . . . . . . . . . . . .16
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . .19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
Legality . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19




             WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 relating to the common stock offered by this prospectus, which registration statement was subsequently amended by pre-effective amendments and post-effective amendments. On August 14, 1997, we filed with the SEC a prospectus relating to these shares under Rule 424(b) of the Securities Act of 1933. We also filed a post-effective amendment to the registration statement in August 1999. This prospectus is part of that registration statement. Other parts of the registration statement are omitted from this prospectus. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. For a more complete description of the matter involved, you should read the entire contract or other document, as applicable.

     We are required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities:


Washington, D.C.

Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

New York

Seven World Trade Center
Suite 1300
New York, New York  10048

Chicago

Citicorp Center
500 West Madison Street
Suite 1400
Chicago, Illinois  60661-2511


     You may call 1-800-SEC-0330 for further information about the public reference facilities. For a fee, the SEC will send copies of any of our filings to you. In addition, our filed reports, proxy statements and other information are contained in the Internet website maintained by the SEC. The address is http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CARD," and our SEC filings can also be read at the following address:

                     Nasdaq Operations
                    1735 K Street, N.W.
                  Washington, D.C.  20006

     The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

          our Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

          our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

          our Current Reports on Form 8-K dated February 5, 1999,
          February 26, 1999, March 8, 1999, April 27, 1999 and May 6, 1999.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

                      PubliCARD, Inc.
                  75 Kings Highway Cutoff
                        Fifth Floor
                Fairfield, Connecticut 06430
                Attention: Antonio L. DeLise
                       (203) 368-6800




 RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common stock. Some of the following risks relate principally to our business and the industries in which we operate. Other risks relate principally to the securities markets and ownership of our common stock.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Business of PubliCARD

     WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW, AND WE HAVE ONGOING FUNDING OBLIGATIONS. We have incurred losses and experienced negative cash flow from operating activities in the past, and we expect to incur losses and experience negative cash flow from operating activities in the foreseeable future. We incurred losses from continuing operations in 1996, 1997, 1998 and the six months ended June 30, 1999 of approximately $3.5 million, $1.9 million, $6.1 million and $8.9 million, respectively. In addition, we experienced negative cash flow from continuing operating activities of $11.4 million, $3.0 million, $3.1 million and $5.7 million in 1996, 1997, 1998 and the six months ended June 30, 1999, respectively.

     We have been and may continue to be obligated to assume or extinguish obligations of the companies we recently acquired. We expect that these acquired companies will require ongoing funding to support the expansion of their sales and marketing efforts, new product development, working capital growth and capital expenditures.

     We also have continuing obligations to fund payments due under an environmental consent decree and an underfunded pension plan. As of June 30, 1999, we were required to make future aggregate payments of $2.8 million through April 2002 in connection with the environmental consent decree to which we are subject. Consistent with the general practices of environmental enforcement agencies, the consent decree does not eliminate our potential liability for remediation of contamination that had not been known at the time of the settlement. As of December 31, 1998, the present value of the accrued benefit liabilities of our pension plan exceeded the plan's assets by approximately $6.0 million. In addition to the cash contribution of approximately $1.0 million we expect to make to the plan in 1999, we are obligated to make continued contributions to the plan in accordance with the rules and regulations prescribed by the Employee Retirement Income Security Act of 1974. Future contribution levels depend in large measure on the mortality rate of plan participants and the investment return on the plan assets. For a discussion of these obligations and our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into this prospectus.

     WE HAVE LIMITED EXPERIENCE IN THE SMART CARD MARKET. We acquired our first smart card company in February 1998, and in September 1998, our board of directors decided to significantly expand our presence in the smart card industry. We are therefore subject to the risks inherent in establishing a new business enterprise.

     THE MARKET FOR SMART CARD PRODUCTS IS NOT WELL DEVELOPED AND
MAY NOT GROW. Existing demand for smart card products in the United States is not large enough for all the companies seeking to engage in the smart card business to succeed. Current participants in the smart card business rely upon anticipated growth in demand, which may not occur. The success of the smart card industry depends on the ability of market participants, including our company, to convince governmental authorities, commercial enterprises and other potential system sponsors to adopt a smart card system in lieu of existing or alternative systems such as magnetic stripe card and paper-based systems. Smart card-based systems may not prove economically feasible for some potential system sponsors. For example, municipal transit authorities and colleges and universities, many of which use magnetic stripe card systems, may resist the introduction of smart card products. Moreover, a portion of the sales of smart card products will depend upon emerging communications and commerce networks, such as the Internet. We cannot assure you that there will be significant market opportunities for smart card systems in the United States or that the acceptance of smart card systems in other countries will be sustained. If the expected growth does not occur, our strategy will not be successful.

     THE MARKET'S ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN. Demand for, and market acceptance of, our products is subject to a high level of uncertainty due to rapidly changing technology, new product introductions and changes in customer requirements and preferences. The success of our products also depends upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

     We face the risk that smart card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. With respect to our digital camera products, the market for digital photography is still in the early stages of development and there has not yet been broad acceptance of our products developed for that market.

     OUR FUTURE PROFITABILITY DEPENDS LARGELY UPON PRODUCTS THAT HAVE NOT YET PRODUCED ANY REVENUES. Certain of the technology companies we have recently acquired have products which we believe are viable, but which have not yet generated any material sales. Our future revenues and earnings depend in large part on the success of these products.

     OUR GROWTH STRATEGY FOCUSES ON ACQUISITIONS WHICH MAY INVOLVE RISKS. An important element of our growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand our existing business segments, product lines or channels of distribution. The companies we have acquired have no prior history of operating as a combined enterprise and have experienced net losses prior to being acquired by us.

     In February 1998, we acquired, through a joint venture arrangement in Greenwald Intellicard, Inc., the assets and intellectual property of Intellicard Systems, Ltd. We currently own 65% of Greenwald Intellicard and have an option that becomes exercisable in 2000 to acquire the remaining interest. In November 1998, we acquired Tritheim Technologies, Inc. In February 1999, we acquired Amazing! Smart Card Technologies, Inc. and Greystone Peripherals, Inc. Our recently completed acquisitions, and our strategy generally, present a number of significant risks and uncertainties, including the risks that:

          we will not be able to retain the employees or business relationships of acquired companies;

          we will fail to realize any anticipated synergies or other cost reduction objectives expected from the acquisitions;

          we will not be able to integrate the operations, products, personnel and facilities of any acquired company;

          management's attention will be diverted to pursuing acquisition opportunities and integrating acquired products, technologies or companies and will be distracted from performing its regular responsibilities;

          the companies we acquire will fail to achieve or sustain profitability;

          we will incur or assume liabilities, including liabilities that are unknown or not fully known to us at the time of an acquisition; and

          we will enter markets in which we have no prior experience.

     Additional acquisitions would require us to invest financial resources and may have a dilutive effect on our earnings or book value per share of common stock. We cannot assure you that we will consummate any acquisitions in the future, that financing required for future acquisitions will be available on acceptable terms or at all, or that any past or future acquisitions will not materially adversely affect our results of operations and financial condition.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF CUSTOMERS FOR A
MAJORITY OF OUR REVENUES. Whirlpool Corp. accounted for approximately 13% of our revenues on a consolidated basis in 1998. We rely on a limited number of customers in the coin products segment of our business. We expect to continue to depend upon a relatively small number of customers for a majority of the revenues in our coin products segment.

     We generally do not enter into long-term supply commitments with our technology and coin products customers. Instead, we bid on a project basis and have supply contracts in place for each project. Significant reductions in sales to any of our largest customers would have a material adverse effect on our business. In addition, we generate significant accounts receivable and inventory balances in connection with providing products to our customers. A customer's inability to pay for our products could have a material adverse effect on our results of operations.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF SUPPLIERS IN OUR COIN PRODUCTS SEGMENT. We purchase mechanical coin chutes using our patented designs and proprietary tooling exclusively from one supplier in Taiwan. Our reliance on sole source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. We cannot assure you that we will be able to obtain our full requirements of such components in the future, that prices of such components will not increase and that problems with respect to quality and timely delivery will not occur. Disruption or termination of the supply of these components could delay shipments of our products, have a material adverse effect on our business and operations and damage our relationships with our customers and our reputation.

     WE DEPEND ON THIRD PARTY MANUFACTURERS WHO ARE OUTSIDE OF OUR CONTROL. We outsource manufacturing needs of a significant portion of our technology products to third party contract manufacturers. Outsourcing of manufacturing involves risks with respect to quality assurance, cost and the absence of close engineering support. In addition, financial, operational or supply problems encountered by the third party manufacturers we use or may use in the future, their subcontractors or their suppliers could result in our inability to obtain timely delivery, if at all, of finished products. Any such difficulties would adversely affect our financial results.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP PACE WITH TECHNOLOGICAL CHANGES AND INTRODUCE NEW PRODUCTS IN A TIMELY
MANNER.
The smart card industry is subject to rapid technological change. Because new product development commitments must be made well in advance of actual sales, new product decisions must anticipate future demand as well as the speed and direction of technological change. Our ability to remain competitive will depend upon our ability to develop in a timely and cost effective manner new and enhanced products at competitive prices. New product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products and lower profit margins.

     Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

          product selections;

          timely and efficient completion of product design and development;

          timely and efficient implementation of manufacturing processes;

          effective sales, service and marketing;

          price; and

          product performance in the field.

     Our ability to develop new products also depends upon the success of our research and development efforts. Our research and development expenditures, on a pro forma basis for 1998, were $1.7 million, and are planned to increase substantially in the near term. We cannot assure you that these expenditures will lead to the development of viable products. We may need to devote substantially more resources to our research and development efforts in the future.

     THE DEMAND FOR THE MECHANICAL COIN METER SYSTEMS THAT WE MANUFACTURE IS DECLINING. We design and manufacture mechanical coin meter systems used primarily in the commercial laundry appliance industry. Sales of mechanical coin meter systems accounted for approximately 93% and 66% of our revenues in 1998 and for the six months ended June 30, 1999, respectively. Our sales of mechanical coin meter systems were $15.5 million, $17.0 million, $15.4 million and $7.6 million in 1996, 1997, 1998 and the six month period ended June 30, 1999, respectively. We expect the demand for the coin handling equipment that we manufacture to decline as advances are made towards the development of equipment utilizing electronic, smart card or other technologies.

     THE HIGHLY COMPETITIVE MARKETS IN WHICH WE OPERATE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. The markets in which we operate are intensely competitive and characterized by rapidly changing technology. We compete against numerous companies, many of which have greater resources than we do, and we believe that competition is likely to intensify.

     We believe that the principal competitive factors affecting the smart card market are:

          the extent to which products support industry standards and are capable of being operated or integrated with other products;

          technical features and level of security;

          strength of distribution channels;

          price;

          product reputation, reliability, quality, performance and customer support;

          product features such as adaptability, functionality and ease of use; and

          competitor reputation, positioning and resources.

     We cannot assure you that competitive pressures will not have a material adverse effect on our business and operating results. Many of our current and potential competitors have longer operating histories in the smart card industry and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of their products and technologies than our company. Additionally, there can be no assurance that new competitors will not enter our business segments. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.

     We experience competition from a number of companies across our range of businesses. We also compete with original equipment manufacturers, peripheral equipment manufacturers and others that have greater resources than we do. We compete with Gemplus and Schumberger Technologies, among others, in the manufacture and sale of smart cards. Competitors for our smart card readers and writers include SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics and Philips Electronics. In the future, we may also experience competition from IBM and Microsoft. We compete with Danyl, ESD and Set-O-Matic for our commercial laundry smart card products. Our competitors in the disk duplication market include Intelligent Computer Systems, CSC, Wytron, Symantec Corp. and MicroHouse. Competitors in the digital flash camera market include SanDisk, Lexar and SCM Microsystems.

     We believe that the principal competitive factors affecting our coin products business are:

                    quality of product;

                    delivery times;

                    ease of use;

                    marketing and customer service; and

                    price.

     In the coin products segment of our business, we compete with ESD, Set-O-Matic and Monarch, as well as alternative technologies including electronic systems and smart card products. We also experience indirect competition from certain of our customers that currently offer alternative products or are expected to introduce competitive products in the future.

     OUR LONG PRODUCT SALES CYCLES SUBJECT US TO RISK. Our products fall into two categories, those that are standardized and ready to install and use and those that require significant development efforts to implement within the purchasers' own systems. Those products requiring significant development efforts tend to be newly developed technologies that can represent major investments for customers. We rely on potential customers' internal review processes and systems requirements. The implementation of some of our products involves deliveries of small quantities for pilot programs and significant testing by the customers before firm orders are received for production volumes. For these more complex products, the sales process may take one year or longer, during which time we may expend significant financial, technical and management resources, without any certainty of a sale.

     WE MAY BE LIMITED IN OUR USE OF OUR FEDERAL NET OPERATING LOSS CARRYFORWARDS. As of June 30, 1999, we had federal net operating loss carryforwards, subject to review by the Internal Revenue Service, totaling approximately $80.0 million for federal income tax purposes, approximately $6.0 million of which will expire at the end of 1999, $12.0 million of which will expire at the end of 2000, $9.0 million of which will expire at the end of 2001 and $25.0 million of which will expire at the end of 2002. We do not expect to earn any significant taxable income prior to 2001, and may not do so until later. A federal net operating loss can generally be carried back two or three years and then forward fifteen or twenty years, depending on the year in which the loss was incurred, and used to offset taxable income earned by a company, and thus reduce its income tax liability.


     Section 382 of the Internal Revenue Code provides that when a company undergoes an ownership change, the corporation's use of its net operating losses is limited in each subsequent year. An ownership change occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder. We intend to issue a substantial number of shares of our common stock in connection with future acquisitions and public or private offerings. In addition, the exercise of outstanding warrants and certain options to purchase shares of our common stock may require us to issue additional shares of our common stock. The issuance of a significant number of shares of common stock could result in an ownership change. If we were to experience such an ownership change, we estimate that we would not be able to use a substantial amount of our available federal net operating loss carryforwards to reduce our taxable income.

     The extent of the actual future use of our federal net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

     OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. Our success depends significantly upon our proprietary technology. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have a number of patent applications pending. We cannot assure you that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot assure you that the patents of others will not have a material adverse effect on our business and operating results.

     If our technology or products are determined to infringe upon the rights of others, and we were unable to obtain licenses to use the technology, we could be required to cease using the technology and stop selling the products. We may not be able to obtain a license in a timely manner on acceptable terms or at all. Any of these events would have a material adverse effect on our financial condition and results of operations.

     Patent disputes are common in technology-related industries. We cannot assure you that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claim or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our products or require us to enter into royalty or licensing agreements. Any of these events would have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary and intellectual property rights may not be adequate. There is a risk that our competitors will independently develop similar technology, duplicate our products or design around patents or other intellectual property rights.

     THE NATURE OF OUR PRODUCTS SUBJECTS US TO PRODUCT LIABILITY RISKS. Our customers may rely on certain of our current products and products in development to prevent unauthorized access to computer networks, personal computers, computer files, cellular telephones, digital video broadcasting, websites and real property. A malfunction of or design defect in certain of our products could result in tort or warranty claims. Although we attempt to reduce the risk of exposure from such claims through warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance, we cannot assure you that these measures will be effective in limiting our liability for any damages. Any liability for damages resulting from security breaches could be substantial and could have a material adverse effect on our business and operating results. In addition, a well-publicized actual or perceived security breach involving our conditional access or security products could adversely affect the market's perception of our products in general, regardless of whether any breach is attributable to our products. This could result in a decline in demand for our products, which would have a material adverse effect on our business and operating results.

     WE MAY NOT BE ABLE TO ATTRACT AND RETAIN MANAGEMENT, TECHNICAL AND OTHER KEY PERSONNEL. Our future success depends on our ability to attract and retain management, technical and other key personnel at the corporate level and at each of our subsidiaries. We cannot assure you that we will be able to do so.

     Our ability to execute our acquisition and growth plan depends upon the continued services of Harry I. Freund, Chairman, Jay S. Goldsmith, Vice Chairman, James J. Weis, President and Chief Executive Officer and M. Richard Phillimore, Executive Vice President/Smart Card Businesses. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event his services are terminated. We cannot guarantee that we will be able to attract and retain our key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.

     YEAR 2000 COMPLIANCE ISSUES COULD NEGATIVELY IMPACT OUR BUSINESS. The Year 2000 issue concerns the potential exposures that we and other companies have because certain computer systems, computer chips and hardware use two digits, rather than four, to define the applicable year. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether.

     Status of Remediation

     Our assessment of the impact of the Year 2000 issue focuses on three functional areas:

          information technology, which includes computer systems and related application software;

          embedded chips, which are hidden internal components of
          many non-computer        devices and equipment as well as
          our own products; and

          business partners, which include suppliers, vendors, third party manufacturers and customers.

     Based on our assessment to date, we believe that the current versions of our products are Year 2000 ready. We are designing our new products to be Year 2000 ready. Although our products have undergone, or will undergo, our usual quality testing procedures, we cannot assure you that our products will contain all necessary date code changes. Furthermore, use of our products in connection with other products which are not Year 2000 compliant, including non-compliant hardware, software and firmware, may result in inaccurate exchange of dates and result in performance problems or system failures. In addition, older product versions may not be Year 2000 ready. Any failure of our products to perform properly or at all, or any system malfunctions associated with the onset of Year 2000, could result in claims against us and have a material adverse effect on us.

     We have conducted a process to identify and assess potential Year 2000 exposures to our business processes, infrastructure and communications. Substantially all of the internal information systems, communications systems, building security systems and embedded chips in areas such as manufacturing processes have been identified, assessed and categorized for Year 2000 compliance. We have included computer hardware and software, operating systems and utilities, desktop applications, computer peripherals, business partners, embedded chips and plant facilities in the project scope.

     The only items for which we do not know Year 2000 compliance status are low-risk devices, such as certain alarm systems and office equipment, which would not materially impact normal operations if they malfunctioned, and certain embedded chips and packaged software where the remediation is believed to require minimal effort. We have several application programs used for certain critical functions such as order entry, inventory management and accounting, which we expect to remediate during the third quarter of 1999. In addition, we have identified certain older generation personal computers, file servers, embedded chips and telephone systems as requiring Year 2000 software upgrades or replacement. While we expect all systems to be Year 2000 compliant, we can give no assurance that compliance will be achieved with respect to those items not currently compliant or for which compliance is not known. In addition, we cannot assure you that the failure to ensure Year 2000 compliance will not have a material adverse impact on our business and operating results.

     Third Party Compliance

     OurYear 2000 project scope extends to identifying and assessing issues affecting suppliers' and customers' products, services, systems and operations. We have identified approximately 150 major suppliers and other third parties integral to the operations of our business and have initiated communications with those parties. To date, we have received responses from approximately 50% of those contacted. For those suppliers or vendors deemed to be critical or important to our business, we are following up on all unsatisfactory responses or non-responses. We intend to arrange, to the extent available, alternate supplier sources in the event a third party vendor is deemed to be non-compliant or is materially impacted by Year 2000 issues. However, we cannot assure you that we will be able to identify and resolve any significant Year 2000 problems related to third party products or services. Any failure of these suppliers or other third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

     Contingency Plans

     We are currently in the process of developing contingency plans for potential Year 2000 failures. We intend to develop, where practicable, contingency plans for all mission critical processes by the end of 1999. Any failure by us to address any unforeseen Year 2000 issues could adversely affect our business, financial condition and results of operations.

     Estimated Costs

     We currently estimate that the costs for defined Year 2000 remediation projects and for project management, inventory and identification of non-compliant systems will be less than $250,000. We have not completed the scope, definition and contingency plans for every identified non-compliant system, device or third party provider, nor can we assure you that we have identified all possible Year 2000 deficiencies. Accordingly, we cannot assure you that we will timely identify and remedy all significant Year 2000 problems, that any such remediation efforts will not involve significant time and expense or that such problems or additional remediation expenditures will not have a material adverse effect on our business, financial condition and results of operations. We finance our Year 2000 expenditures through cash on hand and funds generated from operations, and capitalize them to the extent they enhance the capabilities and useful life of the underlying systems.

          We have not assessed the specific financial impact of not being Year 2000 compliant. In connection with our acquisitions of each of Tritheim, Amazing and Greystone, certain of the sellers gave us representations and warranties with respect to the Year 2000 compliance of the applicable company's information technology.
Subject to certain financial limitations, certain of the sellers are required to indemnify us for any losses we may incur as a result of any breach of such representations and warranties. These indemnification obligations of such sellers expire in May 2000.
However, any failure to be Year 2000 compliant could have a material adverse effect on our business, results of operations and financial condition.

          OUR ARTICLES OF INCORPORATION AND BY-LAWS, CERTAIN CHANGE OF CONTROL AGREEMENTS, OUR RIGHTS PLAN AND PROVISIONS OF
PENNSYLVANIA
LAW COULD DETER TAKEOVER ATTEMPTS.

          Blank check preferred stock. Our board of directors has the authority to issue up to 136,566 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our common stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of our common stock. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control. Such preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the issuance of the preferred stock could limit the price that investors might be willing to pay in the future for shares of our common stock and could have a material adverse effect on the market value of our common stock.

          Rights plan. Our rights plan entitles the registered holders of rights to purchase shares of our class A preferred stock upon the occurrence of certain events, and may have the effect of delaying, deferring or preventing a change of control.

          Change of control agreements. We are a party to change of control agreements which provide for payments to certain of our directors and executive officers under certain circumstances following a change of control. Since the change of control agreements require large cash payments to be made by any person effecting a change of control, these agreements may discourage takeover attempts.

     The change of control agreements provide that, if the services of any person party to a change of control agreement is terminated within three years following a change of control, that individual will be entitled to receive, in a lump sum within 10 days of the termination date, a payment equal to 2.99 times that individual's average annual compensation for the shorter of the five years preceding the change of control and the period the individual received compensation from us for personal services. Assuming a change of control were to occur at the present time, payments in the following amounts would be required: Mr. Harry I. Freund $942,709; Mr. Jay S. Goldsmith $942,709; Mr. David L. Herman $394,376 and Mr. James J. Weis $1,419,180. If any such payment, either alone or together with others made in connection with the individual's termination, is considered to be an excess parachute payment under the Internal Revenue Code, the individual will be entitled to receive an additional payment in an amount which, when added to the initial payment, would result in a net benefit to the individual, after giving effect to excise taxes imposed by Section 4999 of the Internal Revenue Code and income taxes on such additional payment, equal to the initial payment before such additional payment. We would not be able to deduct these payments for income tax purposes.

          Pennsylvania law. We are a Pennsylvania corporation.
Anti-takeover provisions of Pennsylvania law could make it difficult for a third party to acquire control of us, even if such change of control would be beneficial to our shareholders.

          Limited use of net operating loss carryforwards. As discussed in " We may be limited in our use of our federal net operating loss carryforwards," the potential loss of our available federal net operating loss carryforwards to reduce our taxable income in the event of an ownership change may have the effect of discouraging, or otherwise preventing, a change of control of our company.

          FLUCTUATIONS IN THE CURRENCY EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE NEW TAIWAN DOLLAR COULD HAVE AN ADVERSE EFFECT ON
OUR
OPERATING RESULTS. One of our principal suppliers is located in Taiwan. Our purchases from this supplier were approximately $2.1 million in 1998 and are expected to continue at that level in the future. As a result, a portion of our purchases is subject to certain risks, including tariffs and other trade barriers, currency exchange risks and exchange controls. These factors could have a material adverse effect on our business and operating results.

          Also, as a result of our Taiwanese purchases, a portion of our supply costs are subject to significant fluctuations based upon changes in the exchange rate of the new Taiwan dollar in relation to the U.S. dollar. We do not currently engage in hedging activities with respect to foreign currency exposure. Our management will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations.

          WE ARE SUBJECT TO GOVERNMENT REGULATION. Market needs and competitive pressures require that our products contain mathematical methods used to protect data or establish the genuineness of data called cryptographic algorithms, in order to protect information and cash substitutes stored in smart cards. The U.S. and many other governments restrict the export of products containing strong cryptography for reasons of national security. In the case of the U.S., strong cryptography means any product exceeding 40 bits of symmetric algorithms or 512 bits of asymmetric algorithms. Companies wishing to export products of this nature are subject to a license requirement. Our PCDefender(TM) product uses a 448 bit symmetric key for its privacy function, and would therefore require a license for export. Currently, we do not export this product. However, if we decide to export PCDefender(TM), we could not do so without obtaining an export license. Export, import and usage of such cryptographic algorithms are subject to a large and changing body of regulations in the United States. Our failure to comply with any regulations that may be enacted with respect to cryptographic algorithms would have a material adverse effect on our business.

          Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases which may be used in our present or future assembly processes. Moreover, changes in such environmental rules and regulations may require us to invest in capital equipment and implement compliance programs in the future. Any failure by our company to comply with environmental rules and regulations, including the discharge of hazardous substances, would subject us to liabilities and would materially adversely affect our operations.

Risks Related to Common Stock

          THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY. The stock market in general and the market for shares of technology companies in particular have recently experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. We believe that the principal factors that may cause price fluctuations are:

          fluctuations in our financial results;

          general conditions or developments in the technology and coin-products industries and the worldwide economy;

          sales of our common stock into the marketplace;

          the number of market makers for our common stock;

          announcements of technological innovations or new or enhanced products by us or our competitors or customers;

          a shortfall in revenue, gross margin, earnings or other financial results from operations or changes in analysts' expectations; and

          developments in our relationships with our customers and suppliers.

          We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are adverse and unrelated to our performance.

          THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE IF A LARGE NUMBER OF SHARES IS SOLD IN THE FUTURE. Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities. As of the date of this prospectus, the following number of shares of common stock will be issued or issuable:


Issued and outstanding . . . . . . . . . . . . . . . . . .18,465,194


Issuable upon exercise of currently-exercisable
stock options and warrants(1). . . . . . . . . . . . . . . 4,191,882


Issuable upon exercise of outstanding stock options
and warrants, whether or not
currently-exercisable(2) . . . . . . . . . . . . . . . . . 5,662,072


Restricted stock(3). . . . . . . . . . . . . . . . . . . . . .56,666

     _____________________
          (1) Currently exercisable at exercise prices ranging from $1.12 to $10.25 per share.

          (2) Of these, 512,718 become exercisable during the remainder of 1999 and in 2000 at exercise prices ranging from $1.12 to $12.50 per share; 723,545 become exercisable in 2001 at exercise prices ranging from $1.12 to $12.50 per share; and 233,927 become exercisable in 2002 and thereafter at exercise prices ranging from $1.12 to $10.75 per share.

          (3) Includes 50,000 shares of common stock that an executive officer will be entitled to receive in January 2000.

          Of the unissued shares and the shares held by non-affiliates identified in the table above, 4,169,949 are restricted securities within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by non-affiliates of our company.

          We cannot predict the effect, if any, that market sales of shares of common stock, or the availability of such shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through an offering of our equity securities.




                      USE OF PROCEEDS

     On July 2, 1997, our shareholders approved a modification of the warrants. This modification provided, in part, that in order to retain the warrants, each holder was required to exercise at any time after August 14, 1997 but prior to 5:00 p.m., New York City time, on September 15, 1997, at an exercise price of $1.95 per share of common stock, at least 25% of the warrants owned by that holder as of December 15, 1996, or December 17, 1996, in the case of the underwriter's warrants. Warrant holders exercised an aggregate of 475,500 warrants into a total of 486,912 shares of common stock at an exercise price of $1.95 per share in accordance with the modification. The net proceeds we received amounted to $927,000. We used these proceeds for general corporate purposes.

     If all of the remaining warrants were exercised today at the current exercise price, we would receive additional proceeds of approximately $3.2 million. We cannot assure you that any warrant will be exercised or that we will realize any proceeds upon the exercise of warrants.

     Because we do not know when we will receive any proceeds from the exercise of warrants, or the amount of any proceeds we may receive, we have not dedicated the proceeds to any particular use and intend to add any proceeds to working capital.

     Until used, we intend to invest any proceeds in government securities, certificates of deposit, commercial paper, and other short-term investments.

                         DESCRIPTION OF WARRANTS



Outstanding Common Stock
Purchase Warrants . . . . . . . . . . . 526,500, each of which entitles the  holder to purchase 1.037
                                        shares of common stock, subject to
                                        adjustment


Outstanding Underwriter's Warrants  . . 900,000, each of which entitles the holder to purchase 1.037
                                        shares of commonstock, subject
                                        to adjustment


                                                                  Exercise Price
Exercise Price of Warrants  . . . . . .           Period          per Share (1)

                                         July 3, 1999 - July 2, 2000     $2.17

                                         July 3, 2000 - July 2, 2001     $2.27

                                         July 3, 2001 - July 2, 2002     $2.37


Expiration Date of  Warrants . . . . . . 5:00 p.m., New York City time, on July 2, 2002

Shares Outstanding as of
August 30, 1999 (2). . . . . . . . . . . 18,465,194


Shares Outstanding After Offering (3) . .19,944,475



_________________________

     (1) Subject to adjustment in certain circumstances. See "Description of Warrants."

     (2)  Does not include the following as of August 30, 1999:

          an aggregate of 4,182,791 shares of common stock issuable upon the exercise of outstanding options, of which 2,712,601 options were then exercisable at an average weighted price of $2.83 per share.

          the 1,479,281 shares of common stock issuable upon exercise of the warrants;

          an additional 247,500 shares which were reserved for issuance under our stock option plans; and

          56,666 shares of restricted stock.

     (3) Assumes that the warrants are fully exercised. Does not include the other exclusions set forth in Note 2 above.



     In December 1986, we completed an underwritten public offering under which we issued $30.0 million of 13% subordinated notes due December 15, 1996 together with warrants to purchase 3,600,000 shares of our common stock. We also issued warrants to purchase 1,200,000 shares of our common stock to the underwriter of that public offering. Each of the warrants issued entitled the holder to purchase shares of our common stock for five years, which period was subsequently extended by five years. Subsequent to a reset of the warrant price and exercise price per share in 1987, each warrant entitled its holder to purchase 1.024 shares of common stock for $1.95 per share, subject to adjustment. Unexercised warrants were to expire on December 15, 1996, or December 17, 1996 in the case of the underwriter's warrants.

     On November 8, 1996, our board of directors, acting upon the recommendation of a special committee of disinterested directors, determined that it would be in our best interests to modify the warrants. On November 7, 1996, the closing price of our common stock was $1.375 per share. Our shareholders subsequently approved the modification on July 2, 1997. As of July 2, 1997, a total of 2,257,050 warrants were outstanding entitling the holders to purchase an aggregate of 2,311,220 shares of common stock.

     The modification of the warrants approved by our shareholders provided, in part, that in order to retain the warrants, each holder was required to exercise at any time after August 14, 1997 but prior to 5:00 p.m., New York City time, on September 15, 1997, at an exercise price of $1.95 per share of common stock, at least 25% of the warrants owned by that holder as of December 15, 1996, or December 17, 1996, in the case of the underwriter's warrants.
Warrant holders exercised an aggregate of 475,500 warrants into a total of 486,912 shares of common stock at an exercise price of $1.95 per share in accordance with the modification. The net proceeds we received amounted to $927,000.

     The modification resulted in the following changes to the holders' unexercised warrants owned on December 15, 1996 or December 17, 1996, as the case may be:

          Five-Year Extension. The expiration date was extended to July 2, 2002; and

          Increased Exercise Price. Subject to certain reset provisions, the exercise price of the holders' remaining warrants was increased from $1.95 per share to:

          $2.00 per share for the period from September 15, 1997 through July 2, 1998;
          $2.10 per share during the year ending July 2, 1999;
          $2.20 per share during the year ending July 2, 2000;
          $2.30 per share during the year ending July 2, 2001; and $2.40 per share during the year ending July 2, 2002.

     As of August 30, 1999, 1,426,500 warrants were outstanding. Members of our board of directors hold 1,417,500 of those warrants. Under the terms of the agreements under which we issued the warrants, an adjustment to the number of shares purchasable upon exercise of the warrants is required if the issuance of options would result in an increase or decrease of at least 1% of the warrant price. In accordance with these reset provisions, in January 1999, the number of shares of common stock purchasable upon the exercise of each warrant increased to 1.037 and the exercise price per share decreased to $2.07. On July 2, 1999, the exercise price per share increased to $2.17.

     Holders may exercise their warrants by surrendering to us, as warrant agent, a warrant certificate signed by the warrant holder or his duly authorized agent, at our principal executive offices:

                     PubliCARD, Inc.
                 75 Kings Highway Cutoff
                       Fifth Floor
              Fairfield, Connecticut 06430
              Attention: Antonio L. DeLise
                     (203) 368-6800

     Upon any surrender of a warrant certificate, the holder must indicate his election to exercise all or a portion of the warrants evidenced by that certificate. Surrendered warrant certificates must be accompanied by payment of the full applicable aggregate exercise price of the warrants to be exercised. This payment may be made in the form of a certified or official bank check, or any combination. The warrants provide that the exercise price may be paid by the surrender of the related notes, including accrued interest, if applicable. Those notes are no longer outstanding and, accordingly, the exercise price of the warrants may no longer be paid by the surrender to us of notes.

     Upon surrender of the warrants and payment of the aggregate applicable exercise price, we will deliver or cause to be delivered, to or upon the written order of the exercising warrant holders, certificates representing the number of shares of common stock purchased. If fewer than all of the warrants evidenced by any certificate are exercised, we, as warrant agent, will deliver to the exercising warrant holder a new warrant certificate representing the unexercised warrants.

     The number of shares purchasable upon the exercise of the warrants and the purchase price per share are subject to further adjustment in certain events, including:

         the payment of stock dividends;

         certain distributions of evidence of our indebtedness or of assets; and

         certain changes in our common stock.

     We will not issue fractional shares of common stock upon the exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

     Any or all of the warrants are redeemable at our option at any time at $1.25 per warrant, except that we may not make any redemption unless the closing price for our common stock has been at least 150% of the exercise price of the warrants on any 20 trading days within a period of 30 consecutive trading days ending no more than five days prior to the date of the notice of redemption. We, as warrant agent, will select warrants to be redeemed will be made in any manner we deem in our discretion to be fair and appropriate. At least 30 days prior to the redemption date, we will mail notice to each holder of a warrant which has been called for redemption and we will publish notice in the Wall Street Journal, National Edition, or, if that edition is no longer published, then in a newspaper of general circulation in New York City no more than 60 nor less than 30 days prior to the mailing of notice to the holders. Any warrant so redeemed may be exercised until the close of business on the business day 15 days preceding the redemption date specified in the notice of redemption.

     We serve as the warrant agent. The transfer agent and registrar for the our common stock is Continental Stock Transfer & Trust Company, New York, New York.

                       PLAN OF DISTRIBUTION

     We are offering the shares of common stock underlying the warrants directly, without an underwriter. The holders of the warrants may purchase shares of common stock directly from us upon their exercise of the warrants in the manner described under "Description of Warrants."

                             EXPERTS

     The financial statements and schedules incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect to those financial statements and schedules, and are incorporated by reference in this registration statement in reliance upon the authority of that firm as experts in accounting and auditing in giving those reports.

                             LEGALITY

     The legality of the common stock being offered by this prospectus is being passed upon by Schnader Harrison Segal & Lewis, LLP, 1600 Market Street, Philadelphia, Pennsylvania 19103. In addition, certain other matters in connection with this offering will be passed upon for us by Kaye, Scholer, Fierman, Hays & Handler, LLP, 425 Park Avenue, New York, New York 10022.




    You should rely only on the information contained in this prospectus.
No dealer, sales person or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.



                      PubliCARD, Inc.





                    1,479,281 Shares of
                  Common Stock, issuable
                 upon exercise of Warrants








                   _____________________

                        PROSPECTUS
                   ____________________






                    _____________, 1999




 PART II

         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth the estimated, except for the SEC registration fee, fees and expenses in connection with the issuance and distribution of the securities being registered:


SEC registration fee . . . . . . . . . . . . . . . . . . .    $7,635.00 (1)


Reproducing registration statement and other
documents. . . . . . . . . . . . . . . . . . . . . . . . .       500.00


Legal fees and expenses. . . . . . . . . . . . . . . . . .    15,000.00


Trustee and warrant agent fees . . . . . . . . . . . . . .    20,000.00 (2)


Accounting fees and expenses . . . . . . . . . . . . . . .     2,500.00


Miscellaneous. . . . . . . . . . . . . . . . . . . . . . .       500.00


Total. . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 46,135.00


(1) This fee was paid in connection with the Registration Statement on Form S-1 of the Registrant (No. 33-9344), dated December 17, 1986.

(2) These fees were incurred in connection with the initial offering of the warrants in 1986.


Item 15.       Indemnification of Directors and Officers.

          The Pennsylvania Business Corporation Law, known as the PBCL, permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, other than an action by or in the right of the corporation, other than a derivative action by or in the right of the corporation, and permits indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal proceeding in a third-party action, had no reasonable cause to believe his or her conduct was unlawful. The PBCL provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation under Pennsylvania law.

          Under the PBCL, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification or advancement of expenses may be entitled under our by-laws or otherwise. These contractual or other rights may require indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person both in connection with derivative actions and third-party actions, except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

          The PBCL permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in that capacity, whether or not the corporation would have the power to indemnify the director or officer against that liability.

          Under Section 1713 of the PBCL, if a by-law adopted by the shareholders so provides, a director shall not be personally liable, as such, for monetary damages for any action taken or omitted unless the director both (a) breached or failed to perform the duties of his or her office under Pennsylvania law and (b) the breach or failure constituted self dealing, willful misconduct or recklessness.

          Article V of our by-laws provides for both the limitation of the monetary liability of our directors and for the mandatory indemnification of directors and officers.

          Under Article V of our by-laws, a director will not be held personally liable to us, our shareholders or third parties for monetary damages as a consequence of any act or omission unless the director both (a) breached or failed to perform the duties of his or her office under Pennsylvania law and (b) the breach or failure constituted self dealing, willful misconduct or recklessness.

          In addition, under Article V of our by-laws, a director, officer or, at the board of directors' discretion, employee or other person who is or was serving in any capacity at the request of or for the benefit of PubliCARD, will be indemnified and held harmless by us for all actions taken by him or her and for all failure to take action to the fullest extent permitted by Pennsylvania law against all expense, liability and loss, including, without limitation, attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by that director, officer, employee or other person in connection with any threatened, pending or completed action, suit or proceeding, including, without limitation, an action, suit or proceeding by or in the right of PubliCARD, whether civil, criminal, administrative or investigative. No indemnification is permitted where the act or failure to act by the person seeking to be indemnified constitutes willful misconduct or recklessness as determined by a court of competent jurisdiction.

          We currently maintain directors' and officers' liability insurance providing for coverage of up to $15,000,000. Our assets and equity, however, may be called upon to provide indemnification to officers and directors to the extent any indemnified amount exceeds our liability insurance limit, or to the extent any matter required to be indemnified by our by-laws falls outside the scope of the policy's coverage.

          To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors and officers pursuant to the provisions described above, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.       Exhibits and Financial Statement Schedules.


Exhibit No.     Exhibit



3.1 Amended and Restated Articles of Incorporation, amended and restated through November 2, 1998, of PubliCARD. Incorporated by reference to PubliCARD's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, dated November 9, 1998.



3.2 By-laws of PubliCARD. Incorporated by reference to PubliCARD's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, dated
                March 28,1991.




3.3             Certificate of Designation, Preferences and
                Rights of Class A Preferred Stock, First Series.
                Incorporated by reference from PubliCARD's
                Registration Statement on Form 8-A, dated
                September 26, 1988.



4.1 Form of option to purchase common stock of PubliCARD issued in connection with the Stock Purchase Agreement, dated April 12, 1985, among PubliCARD, Balfour Securities Corporation and the Purchasers. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1994, dated March 31, 1995.



4.2 Form of Warrant Agreement, dated 1986, between PubliCARD and J. Henry Schroder Bank & Trust Company, as Warrant Agent. Incorporated by reference from PubliCARD's Registration Statement on Form S-1, dated October 8, 1986.



4.3 Form of Amendment No. 1 to Warrant Agreement, dated August 13, 1997, between PubliCARD and
                Publicker Industries Inc., successor to J. Henry
                Schroder Bank & Trust Company, as Warrant Agent.
                Incorporated by reference from PubliCARD's
                Current Report on Form 8-K, filed on August 15, 1997.



4.4             Form of Warrant Agreement, dated 1986, between
                PubliCARD and Drexel Burnham Lambert
                Incorporated. Incorporated by reference from
                PubliCARD's Registration Statement on  S-1, dated
                October 8, 1986.



4.5 Form of Amendment No. 1 to Warrant Agreement, dated August 13, 1997, between PubliCARD and
                Harry I. Freund and Jay S. Goldsmith. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on August 15, 1997.



4.6 Amended and Restated Rights Agreement, dated as of August 7, 1998, between PubliCARD and Continental Stock Transfer & Trust Company, as Rights Agent. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on September 17, 1998.



5.1 Opinion of Schnader, Harrison, Segal & Lewis with respect to legality of securities being registered.*



10.1 Agreements, dated as of August 1987, between PubliCARD and Harry I. Freund, Jay S. Goldsmith, David L. Herman and
              James J. Weis concerning a change of control of PubliCARD. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1987, filed on December 18, 1987.



10.2 PubliCARD 1991 Stock Option Plan. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1991, dated August 14, 1992.



10.3 Employment Agreement between PubliCARD and James J. Weis dated February 17, 1987. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1991, dated August 14, 1992.



10.4 PubliCARD 1993 Long Term Incentive Plan. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1993, dated March 29, 1994.



10.5 PubliCARD Non-employee Director Stock Option Plan. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1993, dated March 29, 1994.



10.6 Asset Purchase Agreement, dated August 16, 1996, among Masterview Window Company, Inc., PubliCARD, Hanten Acquisition Co. and Masterview Acquisition Corp. Incorporated by reference from PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, dated November 14, 1996.



10.7 Agreement and Plan of Merger, dated as of October 30, 1998, Tritheim Technologies, Inc. and the Security Holders of Tritheim Technologies, Inc. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on December 7, 1998.



23.1          Consent of Arthur Andersen LLP, Stamford, Connecticut.



23.2          Consent of Arthur Andersen LLP, Tampa, Florida.



23.3          Consent of Arthur Andersen LLP, San Jose, California.



23.4          Consent of Schnader, Harrison, Segal & Lewis (included in
              Exhibit 5.1).*



24.1          Power of Attorney (included on the signature page).


_______________________
*    Previously filed.

 Item 17.      Undertakings.


(a) The undersigned registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


(b)The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


(f) The undersigned registrant hereby undertakes that:


   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of Connecticut, on August 31, 1999.

                                PUBLICARD, INC.

                                By:      /s/ JAMES J. WEIS
                                Name:    James J. Weis
                                Title:   President and Chief Executive Officer


                     POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

  Each person whose signature appears below hereby authorizes and appoints James J. Weis and Antonio L. DeLise, and either of them, with full power of substitution and resubstitution, as his true and lawful attorney-in-fact, to sign and file with the Securities and Exchange Commission on his behalf, individually and in all capacities, all amendments and post-effective amendments to this Registration Statement, with exhibits thereto, and other documents in connection therewith.


Signature                    Title                           Date


/S/ JAMES J. WEIS         Director, Chief Executive        August 31, 1999
James J. Weis             and President (principal
                          executive officer)



/S/HARRY I. FREUND        Director and Chairman            August 31, 1999
Harry I. Freund

/S/ JAY S. GOLDSMITH      Director and Vice Chairman       August 31, 1999
Jay S. Goldsmith

/S/ CLIFFORD B. COHN
Clifford B. Cohn          Director                         August 31, 1999


/S/ DAVID L. HERMAN
David L. Herman           Director                         August 31, 1999


/S/ L. G. SCHAFRAN
L. G. Schafran            Director                         August 31, 1999


____________________
Hatim A. Tyabji           Director                         August 31, 1999


/S/ ANTONIO L.DELISE
Antonio L. DeLise         Vice President, Chief            August 31, 1999
                          Financial Officer and
                          Secretary (principal
                          financial and accounting
                          officer)






                         EXHIBIT INDEX



Exhibit No.     Exhibit                                           Page No.



3.1 Amended and Restated Articles of Incorporation, amended and restated through November 2, 1998, of PubliCARD. Incorporated by reference to PubliCARD's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, dated November 9, 1998.



3.2 By-laws of PubliCARD. Incorporated by reference to PubliCARD's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, dated March 28, 1991.




3.3             Certificate of Designation, Preferences and
                Rights of Class A Preferred Stock, First Series.
                Incorporated by reference from PubliCARD's
                Registration Statement on Form 8-A, dated
                September 26, 1988.



4.1 Form of option to purchase common stock of PubliCARD issued in connection with the Stock Purchase Agreement, dated April 12, 1985, among PubliCARD, Balfour Securities Corporation and the Purchasers. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1994, dated March 31, 1995.



4.2 Form of Warrant Agreement, dated 1986, between PubliCARD and J. Henry Schroder Bank & Trust Company, as Warrant Agent. Incorporated by reference from PubliCARD's Registration Statement on Form S-1, dated October 8, 1986.



4.3 Form of Amendment No. 1 to Warrant Agreement, dated August 13, 1997, between PubliCARD and
                Publicker Industries Inc., successor to J. Henry
                Schroder Bank & Trust Company, as Warrant Agent.
                Incorporated by reference from PubliCARD's
                Current Report on Form 8-K, filed on August 15, 1997.



4.4             Form of Warrant Agreement, dated 1986, between
                PubliCARD and Drexel Burnham Lambert
                Incorporated. Incorporated by reference from
                PubliCARD's Registration Statement on  S-1, dated
                October 8, 1986.



4.5 Form of Amendment No. 1 to Warrant Agreement, dated August 13, 1997, between PubliCARD and
                Harry I. Freund and Jay S. Goldsmith. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on August 15, 1997.



4.6 Amended and Restated Rights Agreement, dated as of August 7, 1998, between PubliCARD and Continental Stock Transfer & Trust Company, as Rights Agent. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on September 17, 1998.



5.1 Opinion of Schnader, Harrison, Segal & Lewis with respect to legality of securities being registered.*



10.1 Agreements, dated as of August 1987, between PubliCARD and Harry I. Freund, Jay S. Goldsmith, David L. Herman and
              James J. Weis concerning a change of control of PubliCARD. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1987, filed on December 18, 1987.



10.2 PubliCARD 1991 Stock Option Plan. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1991, dated August 14, 1992.




10.3 Employment Agreement between PubliCARD and James J. Weis dated February 17, 1987. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1991, dated August 14, 1992.



10.4 PubliCARD 1993 Long Term Incentive Plan. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1993, dated March 29, 1994.



10.5 PubliCARD Non-employee Director Stock Option Plan. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1993, dated March 29, 1994.



10.6 Asset Purchase Agreement, dated August 16, 1996, among Masterview Window Company, Inc., PubliCARD, Hanten Acquisition Co. and Masterview Acquisition Corp. Incorporated by reference from PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, dated November 14, 1996.



10.7 Agreement and Plan of Merger, dated as of October 30, 1998, Tritheim Technologies, Inc. and the Security Holders of Tritheim Technologies, Inc. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on December 7, 1998.



23.1          Consent of Arthur Andersen LLP, Stamford, Connecticut.



23.2          Consent of Arthur Andersen LLP, Tampa, Florida.



23.3          Consent of Arthur Andersen LLP, San Jose, California.



23.4          Consent of Schnader, Harrison, Segal & Lewis (included in
              Exhibit 5.1).*



24.1          Power of Attorney (included on the signature page).


_______________________
*    Previously filed.




                                      EXHIBIT 23.1


     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the reference to our Firm under the caption "Experts" and to the use of our report on the consolidated financial statements of PubliCARD, Inc. dated March 26, 1999, incorporated by reference in Post Effective Amendment No. 4 to the Registration Statement on Form S-3 and the related Prospectus of PubliCARD, Inc. dated August 31, 1999.

                           /s/ Arthur Andersen LLP

Stamford, Connecticut
August 30, 1999


                                      EXHIBIT 23.2


     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the reference to our Firm under the caption "Experts" and to the use of our report on the financial statements of Tritheim Technologies, Inc. dated November 6, 1998 included in PubliCARD, Inc.'s Current Report on Form 8-K/A dated February 5, 1999 and incorporated by reference in Post Effective Amendment No. 4 to the Registration Statement on Form S-3 and the related Prospectus of PubliCARD, Inc. dated August 31, 1999.

                           /s/ Arthur Andersen LLP

Tampa, Florida
August 30, 1999



                                      EXHIBIT 23.3


     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the reference to our Firm under the caption "Experts" and to the use of our reports on the financial statements of Amazing! Smart Card Technologies, Inc. and Greystone Peripherals, Inc. dated April 16, 1999 and April 23, 1999, respectively included in PubliCARD, Inc.'s Current Reports on Forms 8-K/A dated April 27, 1999 and May 6, 1999, respectively, and incorporated by reference in Post Effective Amendment No. 4 to the Registration Statement on Form S-3 and the related Prospectus of PubliCARD, Inc. dated August 31, 1999.

                           /s/ Arthur Andersen LLP

San Jose, California
August 30, 1999